FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

Commission File Number: 000-33295

3SBIO INC.

(Translation of registrant’s name into English)

No. 3 A1, Road 10

Shenyang Economy & Technology Development Zone

Shenyang 110027

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

3SBio Inc. is furnishing under the cover of Form 6-K:

Exhibit 99.1	Notice and Proxy Statement of 2010 Annual General Meeting of Shareholders

Exhibit 99.2	Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Dr. Jing Lou
Name:	Dr. Jing Lou
Title:	Chief Executive Officer

Date: October 12, 2010

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Notice and Proxy Statement of 2010 Annual General Meeting of Shareholders

Exhibit 99.2	Proxy Card

Exhibit 99.1

3SBio Inc.

No. 3 A1, Road 10

Shenyang Economy & Technology Development Zone

Shenyang 110027

People’s Republic of China

NOTICE OF 2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on October 29, 2010

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of 3SBio Inc. will be held on October 29, 2010 at 10:00 a.m., Beijing time, at our executive office, 15/A-D, Huaxin International Tower, No. 219, Qingnian Ave., Shenhe District, Shenyang 110016, People’s Republic of China, for the following purposes:

1. To re-elect two directors to serve for their respective term or until their successors are elected and duly qualified.

2. To ratify the appointment of Ernst & Young Hua Ming (“E&Y”) as independent registered public accounting firm of 3SBio Inc. for the fiscal year ending December 31, 2010.

3. To pass a special resolution to amend Article 61(2) of the Company’s Articles of Association, in order to ensure no unintended failure of a quorum.

4. To pass a special resolution to amend Article 86 of the Company’s Articles of Association, in order to ensure the proper functioning of the Board of Directors and to protect the interests of the Company.

5. To pass a special resolution to amend Article 86(5) of the Company’s Articles of Association, in order to facilitate efficient governance process.

6. To transact such other business as may properly come before the annual general meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement which is attached and made a part of this notice. Holders of record of our ordinary shares or American Depositary Shares representing those shares at the close of business on September 28, 2010 are entitled to vote at the annual general meeting and any adjournment or postponement thereof.

FOR THE BOARD OF DIRECTORS

Dan Lou
Chairman of the Board of Directors

Shenyang, China

September 28, 2010

YOUR VOTE IS IMPORTANT

To ensure your representation at the annual general meeting, you are urged to mark, sign, date and return the enclosed proxy as promptly as possible in the accompanying envelope.

3SBio Inc.

No. 3 A1, Road 10

Shenyang Economy & Technology Development Zone

Shenyang 110027

People’s Republic of China

2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on October 29, 2010

PROXY STATEMENT

General

We are soliciting proxies on behalf of our board of directors for use at the annual general meeting of shareholders to be held on October 29, 2010 at 10:00 a.m., Beijing time, or at any adjournment or postponement thereof. The annual general meeting will be held at our executive office, 15/A-D, Huaxin International Tower, No. 219, Qingnian Ave., Shenhe District, Shenyang 110016, People’s Republic of China.

This proxy statement and the form of proxy are first being mailed to shareholders on or about September 28, 2010.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a duly executed proxy bearing a later date or, if you hold ordinary shares, by delivering a written notice of revocation or attending the annual general meeting and voting in person. Attendance at the annual general meeting in and of itself does not revoke a prior proxy. A written notice of revocation must be delivered to the attention of Mr. Ke Li, our Corporate Secretary.

Record Date, Share Ownership and Quorum

Shareholders of record at the close of business on September 28, 2010 are entitled to vote at the annual general meeting. Our ordinary shares underlying ADRs are included for purposes of this determination. As of August 31, 2010, 155,196,781 of our ordinary shares, par value US$0.0001 per share were outstanding, of which approximately 133,580,440 were represented by ADRs. The presence of two ordinary shareholders in person or by proxy representing not less than 33 1/3% of our outstanding ordinary shares will constitute a quorum for the transaction of business at the annual general meeting.

Voting and Solicitation

Each ordinary share outstanding on the record date is entitled to one vote. Voting by holders of ordinary shares at the annual general meeting will be by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken. Holders of ADRs cannot vote at such meeting.

The costs of soliciting proxies will be borne by our company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. The solicitation materials are available on our company’s website at http://www.3sbio.com under the heading “Investors.”

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by holders of ordinary shares, the shares they represent will be voted at the annual general meeting in accordance with the instructions of the holders. If no specific instructions are given by such holders, the shares will be voted “FOR” each of the proposals 1, 2, 3, 4, and 5 and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Withheld votes and abstentions are counted as present for the purpose of determining whether a quorum is present and have the same effect as if you vote “AGAINST” the proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Voting by Holders of American Depositary Shares

JPMorgan Chase Bank, N.A., as depositary of the ADRs, has advised us that it intends to mail to all owners of ADRs this proxy statement, the accompanying notice of annual general meeting and an ADS Voting Instruction Card. Upon the delivery of a signed and completed ADS Voting Instruction Card as instructed therein, JPMorgan Chase Bank, N.A. will endeavor, to the extent practicable, to vote or cause to be voted the amount of ordinary shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. JPMorgan Chase Bank, N.A. has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the shares represented by the ADRs, only JPMorgan Chase Bank, N.A. may vote those shares at the annual general meeting. Properly executed and delivered instructions to withhold votes and abstentions are counted as present for the purpose of determining whether a quorum is present and have the same effect as if you vote “AGAINST” the proposal. You should return your properly completed ADS Voting Instruction Card to JPMorgan Chase Bank, N.A. prior to 12 p.m., Eastern Standard Time, on October 26, 2010, which is the last date by which voting instructions may be received by JPMorgan Chase Bank, N.A.

JPMorgan Chase Bank, N.A. and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADRs are not able to be voted at the annual general meeting, there may be nothing you can do.

PROPOSAL 1

ELECTION OF DIRECTORS

The board of directors has nominated two current and retiring directors for election at the 2010 annual general meeting. Each director to be elected will hold office until such director retires from office and his or her successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. Proxies cannot, however, be voted for a greater number of persons than the number of nominees named in this proxy statement.

Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the two nominees named below. The board has no reason to believe that any of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose.

The names of the nominees, their ages as of July 31, 2010 and the principal positions with 3SBio Inc. held by them are as follows:

Name	Age	Position
Bin Huang	49	Vice President of Human Resources, Director
Peiguo Cong	55	Independent Director

Director Nominees for Election at the Annual General Meeting

Bin Huang is our vice president of human resources and a director. Mr. Huang has served as vice president in charge of human resources and legal matters since joining Shenyang Sunshine in 1993. Before that, he acted as office manager for the Shenyang Army Medical Research Center from 1976 to 1993. He received his master’s degree in Business Administration from Qinghua University in 2002 and a bachelor’s degree in engineering from Northeast University in 1987.

Peiguo Cong has served as a member of our board of directors since March 2010. He has been the managing partner of Beijing Jun You Law Firm since 1994. Mr. Cong also currently serves as a member on the Finance and Securities Committee of the China National Lawyers Association, member of the All China Federation of Industry and Commerce, director of the Chinese Society of Mergers and Acquisitions, and independent committee member of the Credit Committee of the National Development Bank. He teaches as a part-time professor at Peking University. In addition, Mr. Cong serves as an independent director of China Southern Fund Management Company and Tianjin Lishen Battery Joint-Stock Co., Ltd. Mr. Cong obtained his bachelor’s degree in law and master’s degree in economics law from Peking University in 1982 and 1984, respectively. He was an associate professor at Peking University, a visiting professor at UCLA, and a visiting scholar at University of Michigan and other U.S. universities.

*        *        *         *        *

The director nominees for re-election will be elected by a majority of the votes present in person or represented by proxy and entitled to vote. In electing directors, each shareholder may cast one vote per share owned for each director to be elected; shareholders cannot use cumulative voting.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

PROPOSAL 2

RATIFICATION OF

APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our audit committee recommends, and our board of directors concurs, that the appointment of E&Y as our independent registered public accounting firm for the year ending December 31, 2010 be ratified. E&Y has served as our independent registered public accounting firm since May 2010.

In the event our shareholders fail to ratify the appointment, our audit committee will reconsider its selection. Even if the selection is ratified, our audit committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and voting at the annual general meeting will be required to ratify this proposal 2.

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND

A VOTE FOR

RATIFICATION OF THE APPOINTMENT OF

E&Y

AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDING DECEMBER 31, 2010.

PROPOSAL 3

AMENDMENT TO ARTICLE 61(2) OF THE COMPANY’S ARTICLES OF ASSOCIATION

The Board of Directors proposes by a special resolution the amendment described below to be made to the second sentence of Article 61(2) of the Company’s Articles of Association.

The second sentence of Article 61(2) currently reads:

“At any general meeting of the Company, two Members entitled to vote and present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting shall form a quorum for all purposes.”

To ensure no unintended failure of a quorum, the phrase “or more” is proposed to be inserted between “two” and “Members”, so that, as amended, it shall then read as:

“At any general meeting of the Company, two or more Members entitled to vote and present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting shall form a quorum for all purposes.”

As a special resolution, the affirmative vote of the holders of not less than two-thirds of the shares present in person or represented by proxy and voting at the annual general meeting will be required to pass this proposal 3.

THE BOARD OF DIRECTORS RECOMMEND

A VOTE FOR

AMENDMENT TO ARTICLE 61(2) OF THE COMPANY’S ARTICLES OF

ASSOCIATION

PROPOSAL 4

AMENDMENT TO ARTICLE 86 OF THE COMPANY’S ARTICLES OF ASSOCIATION

The Board of Directors proposes by a special resolution the amendment described below to be made to the Article 86 of the Company’s Articles of Association.

Article 86 currently reads:

“                                                                              BOARD OF DIRECTORS

86.(1) Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than two (2). There shall be no maximum number of Directors unless otherwise determined from time to time by the Members in general meeting. The Directors shall be elected or appointed in the first place by the subscribers to the Memorandum of Association or by a majority of them and thereafter in accordance with Article 87 and shall hold office until their successors are elected or appointed.

(2) Subject to the Articles and the Law, the Company may by ordinary resolution elect any person to be a Director either to fill a casual vacancy or as an addition to the existing Board.

(3) The Directors shall have the power from time to time and at any time to appoint any person as a Director to fill a casual vacancy on the Board or as an addition to the existing Board. Any Director so appointed by the Board shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election.

(4) No Director shall be required to hold any shares of the Company by way of qualification and a Director who is not a Member shall be entitled to receive notice of and to attend and speak at any general meeting of the Company and of all classes of shares of the Company.

(5) Subject to any provision to the contrary in these Articles, a Director may be removed by way of an ordinary resolution of the Members at any time before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under any such agreement).

(6) A vacancy on the Board created by the removal of a Director under the provisions of subparagraph (5) above may be filled by the election or appointment by ordinary resolution of the Members at the meeting at which such Director is removed or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting.

(7) The Company may from time to time in general meeting by ordinary resolution increase or reduce the number of Directors but so that the number of Directors shall never be less than two (2).”

To ensure the proper functioning of the staggered board structure of the Company, to better protect the Company’s liquid and other assets, and to prevent any parties with interests harmful to the Company and the shareholders from manipulating the governance processes, certain changes are proposed to subparagraphs (1), (5), and (7). The effects of these changes are believed to be: (a) fixing the number of directors at 7, subject to future changes by 2/3 majority votes of the Board; (b) the number of directors ceasing to be subject to changes in general meetings by ordinary resolution; and, (c) removal of a director being by way of a special resolution, as opposed to an ordinary resolution. As amended, Article 86 shall then read as:

“                                                                              BOARD OF DIRECTORS

86.(1) Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than two (2), and shall not be more than seven (7) unless otherwise determined from time to time by a majority vote of no less than two thirds of all the Directors. The Directors shall be elected or appointed in the first place by the subscribers to the Memorandum of Association or by a majority of them and thereafter in accordance with Article 87 and shall hold office until their successors are elected or appointed.

(2) Subject to the Articles and the Law, the Company may by ordinary resolution elect any person to be a Director either to fill a casual vacancy or as an addition to the existing Board.

(3) The Directors shall have the power from time to time and at any time to appoint any person as a Director to fill a casual vacancy on the Board or as an addition to the existing Board. Any Director so appointed by the Board shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election.

(4) No Director shall be required to hold any shares of the Company by way of qualification and a Director who is not a Member shall be entitled to receive notice of and to attend and speak at any general meeting of the Company and of all classes of shares of the Company.

(5) Subject to any provision to the contrary in these Articles, a Director may be removed by way of a special resolution of the Members at any time before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under any such agreement).

(6) A vacancy on the Board created by the removal of a Director under the provisions of subparagraph (5) above may be filled by the election or appointment by ordinary resolution of the Members at the meeting at which such Director is removed or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting.

(7) [deleted]                                                                                                                                                           ”

As a special resolution, the affirmative vote of the holders of not less than two-thirds of the shares present in person or represented by proxy and voting at the annual general meeting will be required to pass this proposal 4.

THE BOARD OF DIRECTORS RECOMMEND

A VOTE FOR

AMENDMENT TO ARTICLE 86 OF THE COMPANY’S ARTICLES OF ASSOCIATION

PROPOSAL 5

AMENDMENT TO ARTICLE 86(5) OF THE COMPANY’S ARTICLES OF ASSOCIATION

The Board of Directors proposes by a special resolution the amendment described below to be made to the Article 86(5) of the Company’s Articles of Association.

Article 86(5) currently reads:

“                                                                              BOARD OF DIRECTORS

86. ….

(5) Subject to any provision to the contrary in these Articles, a Director may be removed by way of an ordinary resolution of the Members at any time before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under any such agreement).”

To facilitate efficient governance process, it is now proposed that, rather than requiring a general meeting, the 2/3 majority vote of the Board may remove a director. As amended, Article 86(5), with alternatives as subject to Proposal 4 in brackets, shall then read as:

“                                                                              BOARD OF DIRECTORS

86 …

(5) Subject to any provision to the contrary in these Articles, a Director may be removed by way of (i) [an ordinary] [a special] resolution of the Members; or, (ii) a majority vote of no less than two thirds of all the Directors, at any time before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under any such agreement).”

As a special resolution, the affirmative vote of the holders of not less than two-thirds of the shares present in person or represented by proxy and voting at the annual general meeting will be required to pass this proposal 5.

THE BOARD OF DIRECTORS RECOMMEND

A VOTE FOR

AMENDMENT TO ARTICLE 86(5) OF THE COMPANY’S ARTICLES OF

ASSOCIATION

ACCESS TO CORPORATE GOVERNANCE POLICIES

We adopted a Code of Ethics which is available on our company’s website http://www.3sbio.com under the heading “Investors.” To the extent required by law, any amendments to, or waivers from, any provision of the Code of Ethics will be promptly disclosed to the public.

Copies of the charters of our board committees and Code of Ethics will be provided to any shareholder upon written request to: the Corporate Secretary of 3SBio Inc., No. 3 A1, Road 10, Shenyang Economy & Technology Development Zone, Shenyang 110027, People’s Republic of China.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to NASDAQ’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, we post our annual reports on our website. Our annual report on Form 20-F for the year ended December 31, 2009 has been filed with the U.S. Securities and Exchange Commission. You may obtain a copy of our annual report on Form 20-F for the year ended December 31, 2009 by visiting our website http://www.3sbio.com under the heading “Investors.” If you want to receive a hard copy of our annual reports, we will mail a copy to you free of charge. Please send your request by email to ir@3sbio.com.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

Dan Lou
Chairman of the Board of Directors

Dated: September 28, 2010

Exhibit 99.2

3SBIO INC.

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”)

REPRESENTING ORDINARY SHARES OF

3SBIO INC.

FOLD AND DETACH HERE

	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN

Proposal 1(a)	☐	☐	☐	Proposal 2	☐	☐	☐	Proposal 4	☐	☐	☐

Proposal 1(b)	☐	☐	☐	Proposal 3	☐	☐	☐	Proposal 5	☐	☐	☐

								Mark box at right if you wish to give a discretionary proxy to a person designated by the Company.			☐
Address Change ☐ Mark box, sign and indicate changes/comments below:								PLEASE NOTE: Marking this box voids any other instructions indicated above.

Sign Below Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

1.	To re-elect two directors to serve for their respective term or until their successors are elected and duly qualified.

1(a) Mr. Bin Huang

1(b) Mr. Peiguo Cong

2.	Ratification of the appointment of the independent registered public accounting firm Ernst & Young Hua Ming for the fiscal year 2010.

3.	To pass a special resolution to amend Article 61(2) of the Company’s Articles of Association, in order to ensure no unintended failure of a quorum.

4.	To pass a special resolution to amend Article 86 of the Company’s Articles of Association, in order to ensure the proper functioning of the Board of Directors and to protect the interests of the Company.

5.	To pass a special resolution to amend Article 86(5) of the Company’s Articles of Association, in order to facilitate efficient governance process.

3SBio Inc.

JPMorgan Chase Bank, N.A., Depositary

P.O. Box 64506, St. Paul, MN 55164-0506

Voting Instruction Card

JPMorgan Chase Bank, N.A. (the “Depositary”) has received notice that the 2010 Annual General Meeting (the “Meeting”) of 3SBio Inc. (the “Company”) will be held at 10:00 a.m. (Beijing time), on Friday, October 29, 2010 at its office, 15/A-D, Huaxin International Tower, No. 219, Qingnian Ave., Shenhe District, Shenyang 110016, People’s Republic of China, for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADRs FOR, AGAINST or to ABSTAIN from voting on the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage-paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly how you wish to vote in regard to each of the Company’s Proposals. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m. (Eastern Standard Time), October 26, 2010. Only the registered holders of record as of the close of business on September 28, 2010 will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing Ordinary Shares of the Company, of record on September 28, 2010, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote at the Meeting the underlying Ordinary Shares of the Company represented by ADRs, in accordance with the instructions given below.

To view the AGM Notice and Proxy Statement, please visit: http://bbs.3sbio.com/en/News/xShowInfo_nnnn7.aspx?ID=137

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 12:00 p.m. (Eastern Standard Time), on October 26, 2010.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

JPMorgan Chase Bank, N.A., Depositary

Please see reverse side for Voting Instructions.